September 14, 2012

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Warwick Valley Telephone Company

Form 10-K for the fiscal year ended December 31, 2011

Filed March 15, 2011

File No. 000-11174

Dear Mr. Spirgel ,

We received your comment letter dated August 30, 2012 requesting additional information with respect to our Definitive Proxy Statement incorporated by reference into Part III of our Form 10-K for the year ended December 31, 2011. We are in the process of preparing our response to the Commission’s comments. As discussed with Mr. Littlepage Jr. on September 13, 2012, this letter confirms the extension of the period of time for us to respond to the Commission’s comments to September 21, 2012. We greatly appreciate the Staff’s agreement to this extension.

Sincerely,

Warwick Valley Telephone Company

/s/ Brian H. Callahan

Executive Vice President, Chief Financial Officer and Treasurer